Mail Stop 3010

May 10, 2010

Mr. David A. Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

> **Re:**   **The Goldman Sachs Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2010**
> **File No. 1-14965**

Dear Mr. Viniar:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors

We face enhanced risks as new business initiatives lead us to transact with a broader array of clients and counterparties…, page 33

1.   Please revise future filings to explain this risk in greater detail. Briefly describe the business initiatives that create enhanced risks and discuss the actual risks more specifically. Please provide draft disclosure for us to review.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

2.   We understand that you have entered into repurchase transactions accounted for as collateralized financings. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain to us why. In future periodic filings we believe the inclusion of the information described above would be useful to investors and should be included. Please show us your proposed disclosure.

Identifiable Intangible Assets, page 74

3.   We note your disclosure that in the latter half of 2009, your Designated Market Maker (DMM) business was adversely impacted primarily by the lack of timely market data in the internal order/execution system of the NYSE and to a lesser extent, by lower trading volumes and lower volatility. We also note based on various press reports that another NYSE designated market maker sold its DMM rights in January 2010. Please tell us what consideration you gave to reviewing the DMM rights for impairment based on ASC 360-10-35 in light of this adverse change and any available evidence of the market price of similar assets.

Results of Operations

Net Revenues, page 77

4.   We note that you did not discuss the effects of changes in interest income and interest expense on net interest income and net revenues. Please show us your disclosure for future filings that includes a discussion of any known trends that have had or that you reasonably expect will have a material favorable or unfavorable impact on net revenues, any material changes in the relationship between interest income and interest expense, and the effect on net interest income of volume and rate changes. Refer to Item 303(A)(3) of Regulation S-K.

Equity Capital, page 93

5.   We note your disclosure of Tier 1 capital and leverage ratios, leverage ratio, adjusted leverage ratio, and debt to equity ratio. Please provide us with an expanded discussion of the uses of these ratios beyond assessing compliance with federal banking regulators' minimum guidelines. In your discussion, tell us the reasons for any significant changes in these ratios from period to period and the impact that these changes have had or are expected to have on the company's

operations. Please show us your disclosure for future filings that includes this discussion.

Risk Management, page 101

6.   We note that the Firmwide Risk Committee approves various risk limits. Please discuss the purpose and function of your risk limits in greater detail. Explain whether the limits are binding; if limits can be waived, please describe the process for doing so. Confirm that you will provide comparable disclosure in your future filings. Also, please tell us what consideration you have given to describing and quantifying specific risk limits that apply to your business.

Liquidity and Funding Risk

Excess Liquidity, page 113

7.   We note the disclosure of your excess liquidity. You disclose that the Global Core Excess is comprised of various government securities and bonds, U.S. agency securities, highly liquid U.S. agency mortgage-backed securities, and certain overnight cash deposits. You also disclose that the Global Core Excess is held at Group Inc. and your major broker-dealer and bank depository institution subsidiaries. Please show us the disclosure you will include in future filings that will additionally disclose the following:

- how much of the Global Core Excess relates to each type of asset;

- the expected surplus or deficiency generated in your liquidity reserves after meeting all funding and regulatory requirements in a stressed environment;

- how much of the Global Core Excess is held in each entity/set of entities; and

- the amount Global Core Excess at the end of each period presented.

Goodwill, page 139

8.   We note that you perform your test for goodwill impairment at the operating segment level, which is a component one level below the firm's three business segments. We also note your disclosure in Note 18 on page 208 that certain of the firm's business lines have been aggregated for segment reporting purposes. Please tell how you determined that you did not have any economically dissimilar components below the operating segment level and tell us what consideration you gave to paragraph (a) of ASC 350-20-55-9 when determining your reporting units for purposes of testing goodwill for impairment.

Consolidated Statements of Changes in Shareholders' Equity, page 127

9.   Please tell us how you determined you were not required to provide an audited
        statement of owners' equity for the one month ended December 2008.

Notes to Consolidated Financial Statements

Note 3. Financial Instruments

Level 3 Financial Assets and Financial Liabilities at Fair Value, page 153

10.   We note that the net transfer of loan portfolio assets out of Level 3 principally
        reflects the deconsolidation of certain loan portfolios for which the firm did not
        bear economic exposure. Please tell us how you determined that the firm did not
        bear economic exposure to these assets.

Note 12. Other Assets and Other Liabilities, page 189

11.   Please tell us how you have complied with ASC 810. Tell us how you determined
        that noncontrolling interests should be classified as a liability in your consolidated
        statements of financial condition and how you account for net income attributable
        to owners of the noncontrolling interest.

Note 7. Long-Term Borrowings, page 175

12.   We note that your tabular disclosure of unsecured long-term borrowings by
        maturity date includes the effect of electing the fair value option for certain long-
        term borrowings. Please tell us how you determined that it was appropriate to
        disclose maturities of long-term borrowings net of fair value adjustments. Please
        see ASC 470-10-50-1 for reference. Furthermore, tell us what consideration you
        gave to disclosing the increase or decrease associated with the fair value option in
        each year.

Note 8. Commitments, Contingencies and Guarantees, page 178

13.   We note the disclosure of your commitments on page 178 as well as your
        disclosure on page 29 which states that you have provided financial support to
        certain of your investment products in difficult market circumstances. You also
        state that, at your discretion, you may decide to do so in the future for reputational
        or business reasons including through equity investments or cash infusions.
        Please tell us the current financial status of these products/funds, how much
        financial support you have provided to them on a voluntary basis, and your
        expectations to provide additional support in the future. Please address funds in

which you have an investment separately from funds for which you act solely as fund manager.

Note 18. Business Segments, page 208

14.   You disclose that certain of your business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (i) the nature of the services they provide, (ii) their methods of distribution, (iii) the types of clients they serve, and (iv) the regulatory environments in which they operate. Especially in light of changes in the economic environment, please tell us what consideration you gave to your previous conclusion to aggregate these operating segments based on ASC 280-10-50-11. Specifically discuss if you still expect the various business lines to have the same future prospects; tell us if the long-term average gross margins of the aggregated operating segments are still expected to be the same.

Definitive Proxy Statement filed April 7, 2010

Compensation Discussion and Analysis

Risk, page 18

15.   We note that your CRO has concluded your firmwide year-end discretionary compensation program is designed not to encourage excessive risk taking. We also note the disclosure regarding a detailed review of your compensation policies and practices by the Federal Reserve Board. Taking into consideration any discussions you have had with the Federal Reserve Board or other regulators, please tell us whether you continue to believe that risks arising from your compensation policies and practices for employees are not reasonably likely to have a material adverse effect on you.

*****

Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or Karen Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant